UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1
TO
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ALSIUS CORPORATION
 (Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK
(Title of Class of Securities)
02121110 7
(CUSIP Number of Common Stock Underlying Warrants)

William Worthen
President and Chief Executive Officer
Alsius Corporation
15770 Laguna Canyon Road, Suite 150
Irvine, California 92128
(949) 453-0150

 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

Copies To:
Ethan Feffer, Esq.
Sheppard, Mullin, Richter & Hampton LLP
650 Town Center Drive, 4th Floor
Costa Mesa, California 92626
(714) 513-5100
Fax: (714) 513-5130

N. Adele Hogan, Esq.
White & Case LLP
1155 Avenue of the Americas
New York, New York 10036
(212) 819-8626
Fax: (646) 366-2024

CALCULATION OF FILING FEE:

Transaction valuation(1)	Amount of filing fee(1)

$8,105,090.00	$248.83

(1)
Estimated for purposes of calculating the amount of the filing fee only. Alsius Corporation (the "Company") has offered, for a period of twenty (20) business days, to all holders of the Company's 16,541,000 Warrants issued by Ithaka Acquisition Corp., our legal predecessor, in its initial public offering to exercise such Warrants by tendering 5.5 Warrants for one (1) share of Common Stock, on a cashless basis, and, if they participated in the 5.5 warrants for one share tender, warrant holders could pay a reduced exercise price of $3.25 to exercise one additional warrant for one share of Common Stock. The amount of the filing fee was calculated pursuant to Rule 0-11(b) of the Securities Exchange Act, as amended, which equals $30.70 for each $1,000,000 of the value of the transaction. The transaction valuation was determined by using the last trading price of the Warrants on December 12, 2007, which was $0.49.

☒
Check the box if any part of the fee is offset as provided by Rule 011(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $248.83 Form or Registration Number: Schedule TO Filing Party: Alsius Corporation Date Filed: December 19, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: ☒

SCHEDULE TO

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Initial Schedule TO”) filed by Alsius Corporation, a Delaware corporation (“Alsius” or the “Company”), with the Securities and Exchange Commission on December 19, 2007, relating to the Company’s offer to all holders of the Company’s 16,541,000 warrants (the “Warrants”) to exercise such Warrants by tendering 5.5 Warrants for one share of common stock, on a cashless basis, and, if they participate in the 5.5 warrants for one share tender, Warrant holders may pay a reduced exercise price of $3.25 to exercise one additional Warrant for one share of common stock, pursuant to the terms and subject to the conditions set forth in the Offer Letter, dated December 19, 2007, which is filed as Exhibit (a)(1) to the Initial Schedule TO and incorporated herein by reference, and in the related Letter of Transmittal, which is filed as Exhibit (a)(3) to the Initial Schedule TO and incorporated herein by reference, which together constitute the offer (the “Offer”).

The information in the Offer, including all schedules and annexes thereto, which were previously filed with or incorporated by reference in the Initial Schedule TO, is hereby expressly incorporated herein by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.  This Amendment is made to report the final results of the Offer and constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934.

Item 11.	Additional Information.

(b) Other material information.

Item 11 of the Schedule TO is hereby amended by adding the following sentences:

On January 22, 2008, the Company issued a press release announcing the final results of the Offer, which expired at 5:00 p.m., Eastern Standard Time, on Friday, January 18, 2008.  Pursuant to the Offer, a total of 14,301,002 Warrants were tendered.  This consisted of 14,029,081 Warrants tendered for cashless exercise and 271,921 Warrants exercised by payment of a reduced cash price of $3.25 per share.  As a result of the exercise of Warrants, 2,822,663 new shares of common stock were issued.  The above numbers differ slightly from the numbers in the press release due to a 20,000 Warrant exercise that was not delivered by a party.  A copy of the press release is listed as Exhibit (a)(14) to this Schedule TO and is incorporated herein by reference.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

Exhibit Number	Description
(a)(14)	Press Release, dated January 22, 2008 (announcing final results of tender offer).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALSIUS CORPORATION

Date: January 28, 2008	By:	/s/ William J. Worthen
Name: William J. Worthen
Title: President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)	Offer Letter to Warrant Holders, dated December 19, 2007.*
(a)(2)	Dealer Manager Agreement, dated December 19, 2007.*
(a)(3)	Letter of Transmittal.*
(a)(4)	Notice of Guaranteed Delivery.*
(a)(5)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.*
(a)(6)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.*
(a)(7)
Registrant’s Registration Statement on Form S-1 (File No. 333-124521) filed May 2, 2005, as amended and Post-Effective Amendments on Form S-3 to Form S-1 filed October 26, 2007 and December 19, 2007 (Incorporated herein by reference).

(a)(8)	Annual Report on Form 10-KSB for the year ending December 31, 2006 and filed March 21, 2007 (Incorporated herein by reference).
(a)(9)(A)	Form 10-Q dated March 31, 2007 and filed May 15, 2007 (Incorporated herein by reference).
(a)(10)	Form 10-Q dated June 30, 2007 and filed August 14, 2007 (Incorporated herein by reference).
(a)(11)	Form 10-Q dated September 30, 2007 and filed November 14, 2007 (Incorporated herein by reference).
(a)(12)	Company’s Definitive Proxy Statement on Form 14A filed with the SEC on June 8, 2007 (Incorporated herein by reference).
(a)(13)	Press Release dated December 18, 2007.*
(a)(14)	Press Release dated January 22, 2008, filed as Exhibit 99.1 to the Form 8-K filed on January 28, 2008 (Incorporated herein by reference).
(a)(15)	Form 8-K filed with the SEC on January 28, 2008 (Incorporated herein by reference).
(b)	Not applicable.
(d)	Not applicable.
(g)	None.
(h)	Not applicable.

* Previously filed with the Company’s Schedule TO on December 19, 2007.